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                 April 21, 2023

       Eduardo de Salles Bartolomeo
       Chief Executive Officer
       Vale S.A.
       Praia de Botafogo 186 - offices 1101, 1701 and 1801
       Botafogo
       Rio De Janeiro - RJ
       22250-145
       BRAZIL

                                                        Re: Vale S.A.
                                                            Registration
Statement on Form S-3
                                                            Filed April 14,
2023
                                                            File No. 333-271248

       Dear Eduardo de Salles Bartolomeo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin,
       Acting Legal Branch Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jonathan Mendes de
Oliveira